SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     Amended

                           APPLICATION OR DECLARATION

                                       on

                           AMENDMENT NO. 1 TO FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

MOBILE ENERGY SERVICES COMPANY, L.L.C.    MOBILE ENERGY SERVICES HOLDINGS, INC.
      1155 Perimeter Center West                1155 Perimeter Center West
        Atlanta, Georgia 30338                    Atlanta, Georgia 30338


                (Name of top registered holding company parent of
                          each applicant or declarant)

                              The Southern Company
                            Tommy Chisholm, Secretary
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)
        The Commission is requested to mail signed copies of all orders, notices and communications to:

            W.L. Westbrook                           Marce Fuller, President
       Financial Vice President                         Mirant Corporation
         The Southern Company                       1155 Perimeter Center West
      270 Peachtree Street, N.W.                      Atlanta, Georgia 30338
        Atlanta, Georgia 30303

           John D. McLanahan                             Mark F. Sundback
        Robert P. Edwards, Jr.                        Andrews & Kurth L.L.P.
         Troutman Sanders LLP                    1701 Pennsylvania Avenue, N.W.,
600 Peachtree Street, N.E., Suite 5200                        Suite 300
      Atlanta, Georgia 30308-2216                      Washington, D.C. 20006







                                   (35 pages)

Item 1.

         Mobile Energy Services Company, L.L.C. ("Mobile Energy"), Mobile Energy Service Holdings, Inc. ("Holdings"), both of 1155 Perimeter Center West, Atlanta, Georgia 30338 (collectively "Debtors"), and The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act") (the three of which are the "Applicants") file this amended and restated application and declaration dated April 11, 2001 (the "Amended Application") in order for Applicants to obtain that authorization necessary under the Act to perform those acts and consummate such transactions contemplated as part of the solicitation and approval process and implementation of a proposed Second Amended Joint Plan of Reorganization ("Second Plan") filed by the Debtors in their Chapter 11 bankruptcy cases. Specific provisions of the Act and facts involving the Applicants are discussed in Item 3, Part B., infra. The Second Plan will be subject to comment by interested parties, including creditors, in the course of review by the United States Bankruptcy Court for the Southern District of Alabama (the "Bankruptcy Court"). The Second Plan and the First Amended Disclosure Statement accompanying the Second Plan filed with the Bankruptcy Court (the "First Amended Disclosure Statement"), are attached as Exhibits hereto. The Second Plan supercedes the First Amended Joint Plan of Reorganization dated September 15, 2000 ("First Plan") although it contains numerous similarities.

         As was the case for the initial U-1 application and declaration filed by the Applicants on October 16, 2000 (the "Application"), the purposes of the transactions described herein are to (1) permit Mobile Energy and Holdings to reorganize and emerge from bankruptcy; (2) maximize the recovery of Mobile Energy's bondholders on their capital investment; (3) eliminate the direct and indirect equity ownership of Southern in Mobile Energy and Holdings; and (4) allow Mobile Energy to operate a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA") after the effective date of the Second Plan, which will cause Mobile Energy and Holdings to no longer be subject to the Act.

         The Second Plan has been precipitated by a number of circumstances. The contemplated reactivation of pulp mill operations by Jubilee Pulp Inc. (the "New Pulp Mill"), part of the First Plan, has not materialized. The settlement agreement with Kimberly Clark Corporation (the "KC Settlement"), another part of the First Plan, has been rendered void ab initio because of the failure of certain conditions precedent. Additionally, natural gas prices are at extremely high levels relative to previous forecasts, making it more difficult to proceed with a planned cogeneration project ("the Cogen Project") than previously


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

contemplated. Therefore, the Second Plan builds upon many of the features incorporated in the First Plan, while not relying upon the presence of the New Pulp Mill, the KC Settlement, or the economics of the Cogen Project.

         The Second Plan is supported by the Bondholder Steering Committee which represents more than 70% of the current outstanding bondholders of the Debtors. The Bondholder Steering Committee includes First Union as the indenture trustees for each of the two bond issuances as an ex officio member. The indenture trustees represent all of the bondholders.

         Upon implementation of the Second Plan (as was true under the First
Plan), the ownership interests of Southern and its affiliates in the Debtors will terminate. The effect of Southern's disaffiliation with the Debtors is beneficial to Southern because Southern has written off its investment in the Debtors and it removes a drain on Southern's management's time and attention. Southern and its affiliates will have substantially reduced obligations going forward with respect to Mobile Energy and Holdings.

         Mirant Services L.L.C ("Mirant Services"), previously known as Southern Energy Resources, Inc. ("Southern Energy Resources"), operated Mobile Energy's facilities through March 31, 2001. Southern guaranteed certain of Mobile Energy's obligations to its existing customers in 1995, and such guarantees will remain in place but Mobile Energy and/or Mirant Corporation ("Mirant") will indemnify Southern against any liability under those guarantees.

         As was the case in the First Plan, Mirant,, previously known as Southern Energy, Inc. ("SEI"), will assign certain contract rights and obligations to Mobile Energy related to a combustion turbine ("CT") being manufactured for it by General Electric Company ("GE"), and under a long term services agreement related to that turbine with General Electric International Inc. ("GEII"), provided that Mobile Energy makes certain payments to Mirant at scheduled project milestones. Mirant will remain liable if Mobile Energy does not meet those obligations.

         Petitioners request authorization necessary for solicitation1 regarding the Second Plan pursuant to Sections 11(g) and 11(f) of the Act, and authorization necessary under Section 12(e) to solicit consents and approvals necessary from the holders of securities of Mobile Energy and Holdings, along with such other ancillary and related authorizations as are necessary to implement the Second Plan, as more fully described below in Item 3. Implementing the Second Plan will not have a negative or positive material impact on the balance sheet of any entity in the Southern Company system as of the effective date of the Second Plan.


_________________________

1 The materials that will be forwarded in conjunction with the solicitation include the Second Plan, the First Amended Disclosure Statement, and exhibits and appendices thereto, and the ballots and notice of confirmation hearing all of which are part of the instant filing.



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


         A.   Overview

                  1. Timing of the Transactions Under the Second Plan Is
         Critical

                  Successful implementation of the Second Plan depends on the various transactions that are part of the Second Plan. Mobile Energy and Holdings cannot continue to operate as Chapter 11 Debtors indefinitely. Their resources are limited. Expeditious review would be consistent with the sound policy goals of reducing the period of uncertainty and maximizing recovery for the creditors. Approval of this Amended Application by May 31, 2001 will provide the participants with an opportunity to accomplish the foregoing goals within these constraints. Without the Second Plan, bondholders will not enjoy the level of recoveries reflected in the Second Plan. Based upon an analysis contained in the First Amended Disclosure Statement (see pp. 112-14 thereof), proponents of the Second Plan believe that Creditors will receive as much or more under the Second Plan than they would have received in Chapter 7 liquidation of the Debtors.

                  2.  Background And History

                           a.  Identification of Entities

         Southern is a public utility holding company registered under the Act which holds the securities, directly or indirectly, of seven public utility companies. It also holds, directly or indirectly, the securities of energy-related companies, Exempt Telecommunications Companies, Exempt Wholesale Generators and Foreign Utility Companies and authorized intermediate and special purpose subsidiaries. The integrated Southern electric system provides electric power in the majority of the states of Alabama and Georgia and portions of Florida and Mississippi, operating centrally dispatched electric power generation transmission and distribution assets. As of December 31, 2000, Southern's consolidated capitalization (excluding current portions) was approximated $21 billion, comprised of 50.6% common stock equity, 12.3% preferred stock and preferred securities, and 37.1% debt. Including current portions, as of December 31, 2000, Southern's consolidated capitalization was $29.9 billion, comprised of 46.7% common stock equity; 11.4% preferred stock and preferred securities; and 41.9% debt.2

                           b.  History

                  i.       Through The Creation of Mobile Energy

         The facilities at issue are located inside a large pulp, paper and tissue manufacturing complex in Mobile, Alabama (the "Industrial Complex"). Some


___________________________

2 The foregoing capital structure does not reflect the incurrence of potential liability pursuant to various guarantees and contingent obligations described in
Item 3.B.2, since the scope and potential exposure ultimately incurred (if any) is at present unknown (and may never materialize).



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


of the facilities now owned by Mobile Energy were originally constructed by the Scott Paper Company in the early 1960s; additional generation capacity was added in the mid-1980s; and a new recovery boiler was added in 1994. Some of the facilities (e.g., recovery boiler capacity) were financed with Industrial Revenue Bonds ("IRB") issued by the Industrial Development Board ("IDB") of the City of Mobile, Alabama, and leased to Scott Paper. In 1985, the Federal Energy Regulatory Commission determined that then-existing facilities constituted a qualifying cogeneration facility under PURPA.3

         In 1993, Scott announced that it was interested in redeploying the significant capital invested in the energy infrastructure of its enormous mill operations in the Industrial Complex. To achieve that goal, Scott offered to sell the energy facilities, black liquor recovery equipment, and related assets, permits, and agreements (the "Energy Complex"). Negotiations resulted in a proposal to sell all right, title and interest of Scott in the Energy Complex to Holdings. On December 13, 1994, the Commission authorized Southern to organize Holdings as a new subsidiary and acquire all of its common stock. That new entity would then enter into an asset purchase agreement with Scott for the Energy Complex. Upon the acquisition of the Energy Complex, the new entity became an "electric utility company" within the meaning of Section 2(a)(3) of the Act.4 Holdings entered into three separate 25 year energy services agreements with the owners of each of the pulp, paper and tissue mills within the Industrial Complex, pursuant to which Holdings would provide power and steam processing services to each of those mills and liquor processing services to the pulp mill (the "Energy Services Agreements"). The December 13, 1994 Commission order also recognized that under the terms of the acquisition documents, Holdings and Scott agreed to indemnify each other with respect to environmental claims relating to the Energy Complex and each of the three mills to the extent such claims arose after closing of Holdings' acquisition of the Energy Complex. Southern proposed to guarantee uninsured claims against the new entity under the terms of the environmental indemnity agreements in an aggregate amount not to exceed $15 million, as escalated by a measure of inflation.5

         On July 13, 1995, the Commission issued further authorizations relevant to Mobile Energy and Holdings. Particularly, the Commission authorized Southern and Holdings to organize Mobile Energy as a limited liability company subsidiary of Holdings. The Commission also authorized Holdings to transfer ownership of the Energy Complex and related assets to Mobile Energy, which would assume all liabilities and obligations of Holdings relating to the Energy Complex.6 The Commission also authorized issuance by Mobile Energy of First Mortgage Bonds in


_______________________________

3 Scott Paper Co., 32 FERC (CCH)P. 62,175 (1985).

4 SEC Release No. 35-26185 (Dec. 13, 1994).

5 Id.

6 SEC Release No. 35-26330.



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

one or more series on or before December 31, 1995 with final maturities of from 10 to 22 years from financial closing and a weighted average life from 12 to 15 years. The Commission's July 13, 1995 Order also discussed the tax-exempt bonds and other sources of capital.7

         Mobile Energy was formed as a limited liability company in the State of Alabama on July 13, 1995. Mobile Energy acquired ownership from Holdings of the Energy Complex on July 14, 1995.

                  ii.     Ownership Structure Upon The Creation of Mobile Energy

         At the time of Mobile Energy's formation, Mirant Services' predecessor Southern Energy Resources became the holder of 1% of the equity interests in Mobile Energy, which 1% interest has now been transferred to Holdings. Mobile Energy owns and operates the Energy Complex. Mobile Energy provides power and steam processing services to the mills located in the Industrial Complex and processed certain chemicals that were the byproduct of the pulp mill, until the pulp mill ceased producing pulp in September 1999. Prior to the replacement of Mirant Services as operator as detailed below, Mobile Energy's facilities were to be operated by Mirant Services pursuant to the Facility Operations and Maintenance Agreement between Mobile Energy and Mirant Services' predecessor Southern Energy Resources dated as of December 12, 1994 (the "Mobile Energy Operating Agreement"). As stated above, the Mobile Energy Operating Agreement terminated on March 31, 2001.

                  iii.     Events Precipitating The Bankruptcy Filings

         The mill facilities in the Industrial Complex were vast, covering more than 700 acres, representing Scott's second largest production facility in the world measured by tonnage. As noted above, the Energy Complex was constructed specifically to serve the Scott mill operations. Scott in late 1995 was merged into a subsidiary of Kimberly Clark Corporation, and the resulting entity was renamed Kimberly Clark Tissue Company ("KCTC"). As a consequence of the merger, KCTC became Mobile Energy's largest customer, representing approximately 75% of Mobile Energy's revenues in 1998. Of that amount, KCTC's pulp mill accounted for approximately 50% of Mobile Energy's revenues. The pulp mill also provided 85% of the fuel used by the Energy Complex in the form of biomass and black liquor. However, in 1998 KCTC notified Mobile Energy that KCTC would close its pulp mill and terminate its contract to purchase energy services from Mobile Energy for the pulp mill effective September 1, 1999.

         In sum, closure of the pulp mill meant that the Debtors' revenues would be significantly reduced while unit costs of electricity produced in the Energy


________________________

7 Id.


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

Complex would be increased. Obviously, the pulp mill closure meant that Mobile Energy's largest purchaser would cease buying energy services and Mobile Energy would lose the related revenue. Further, closure of the Pulp Mill also altered the demand for steam relative to the demand imposed on the Energy Complex for electricity, with the result that Mobile Energy's cost of electric power generation was increased. Closure of the KCTC pulp mill meant that the by-products of pulping operations which had served as a plentiful and inexpensive source of fuel for the Energy Complex (i.e., biomass and black liquor) would no longer be available.

         On December 7, 1998, KCTC served on Mobile Energy a Notice of Arbitration (the "Arbitration") concerning matters related to KCTC's announced intention to cease pulping operations at the Pulp Mill and to institute a "Pulp Mill Closure," within the meaning of the Master Operating Agreement, which Debtors disputed. In response, on December 15, 1998, the Debtors brought an action in Alabama State court to enjoin the Arbitration. After a hearing on January 8, 1999, a temporary restraining order against the Arbitration was issued to stop it from going forward until January 15, 1999.

                  iv.      The Bankruptcy and Its Aftermath

         These consequences from the anticipated loss of the KCTC pulp mill contract and operations triggered the filing by Mobile Energy and Holdings of cases under Chapter 11 of the United States Bankruptcy Code on January 14, 1999. Both entities filed as debtors in possession continuing their operations; as a result, no trustee or receiver has been appointed by the Bankruptcy Court. With the filing of the Chapter 11 cases, the Arbitration and the Debtors' December 15, 1998 action to enjoin the Arbitration were automatically stayed. On the Petition Date, the Debtors commenced an adversary proceeding against KCTC in the Bankruptcy Court seeking money damages and/or rescission of Mobile Energy's contracts with KCTC.

         The Bankruptcy Court ultimately ordered that the issue of whether KCTC had effected a "Pulp Mill Closure" (as defined in the Master Operating Agreement) under the contracts between KCTC and Mobile Energy be arbitrated, and a hearing was held before the arbitrator in July 1999. In August 1999, the parties requested the arbitrator to postpone the announcement of a decision pending the outcome of settlement discussions between Mobile Energy and KCTC. Those negotiations led to the KCTC Settlement Agreement and in the filing with the Bankruptcy Court of the Motion to Compromise Controversy Involving KCTC on December 31, 1999, described in Item 1, Part A. 3.a., below.

         Building upon the progress represented by the KCTC Settlement Agreement, the participants, including the Debtors, the Bondholder Steering Committee, KCTC and Mirant Corp., formerly known as Southern Energy, Inc.,


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

subsequently negotiated the First Plan. The First Plan contemplated resumption, on a reduced scale, of pulp mill operations under different ownership (thereby increasing revenues Debtors would have received and providing an important source of fuel for Mobile Energy's facilities), a more efficient use of resources (e.g., a recovery boiler) within the Energy Complex (enhancing the cash stream accessible by Debtors), the possible expansion of electric generating capacity through the Cogen Project, involving the purchase of a combustion turbine and development of a 165 megawatt facility (requiring additional investment but also offering the potential of significantly increased cash flows), and a revised agreement to provide energy services to the tissue mill within the Industrial Complex.

         Under the First Plan and as part of the KCTC Settlement, MESC would have been paid approximately $30 million by KCTC, would have received real property and easements necessary to effectuate the First Plan, while MESC would have provided KCTC with a warehouse, the No. 6 Power Boiler and a security interest in certain wires. Additionally, a "New Tissue Mill ESA" between MESC and KCTC was premised on the KCTC Settlement, which would have superseded the prior Tissue Mill ESA.

         Further, the First Plan contemplated expansion of electric generation within the Industrial Complex, pursuant to the Cogeneration Development Agreement, as amended by CDAA No.1, as described more fully in Item 1, Part B, infra.

         Additionally, the First Plan incorporated the development and operation of a new 800 short ton per day pulp mill to be developed with the Industrial Complex. Jubilee Pulp and MESC entered into a term sheet concerning such a pulp mill, and obtained an option from KCTC to acquire certain property necessary to construct and operate such a pulp mill. Ultimately, development of the pulp mill did not occur.

                  v. Procedural Developments Contemporaneous With Or Subsequent to the Filing of the Initial U-1

         The First Plan and Disclosure Statement Accompanying the First Amended Joint Plan of Reorganization (`the Disclosure Statement") were filed by the Debtors and the Bondholder Steering Committee on September 15, 2000. A hearing on the Disclosure Statement was originally set for October 19, 2000. On October 12, 2000, S.D. Warren filed an objection (the "Objection") to the Disclosure Statement.

         Thereafter, the Debtors, the Bondholder Steering Committee and S.D. Warren engaged in discussions regarding the possible resolution of the Objection. In order to allow these discussions to proceed, the Debtors requested on several occasions that the Court continue the hearing on the Disclosure Statement. However, after negotiations taking place across several weeks, it became clear that Debtor, the Bondholder Steering Committee and S.D. Warren could not find common ground. As a result, on February 21, 2001, the Second Plan and the First Amended Disclosure Statement were filed with the Bankruptcy Court.



                                       8
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         In the interim, on February 7, 2001, the Debtors filed a motion with the Bankruptcy Court seeking approval of Operational Energy Corp ("OEC") as interim operator of the Energy Complex, both in an effort to pursue reduced O&M costs and consistent with contractual obligations with Mirant, as described below. The motion to approve OEC as operator was approved by the Bankruptcy Court on March 16, 2001.

         S.D. Warren has appealed, inter alia, the order approving the Cogeneration Development Agreement. S.D. Warren has also reserved its rights to dispute Mobile Energy's ability to replace the operator of the Energy Complex with OEC, although S.D. Warren did not oppose the relief requested in the motion heard on March 16, 2001. Also, S.D. Warren contends that it has overpaid Mobile Energy approximately $2.1 million in Demand Charges (as that term is defined in the underlying agreement) under its contract with the Debtors between March, 2000 through January, 2001. S.D. Warren further contends that it has been improperly charged fuel cost increases by Mobile Energy subsequent to the closing of the pulp mill.

         Because conditions precedent to the full implementation of the KC Settlement were not realized, and therefore the KC Settlement is by its terms void ab initio, the arbitration (described in Item I.A.2.b.iv, second paragraph) between Mobile Energy and Kimberly Clark Corporation ("KC")8 that had been suspended in the wake of negotiations has been resumed. The arbitrator's ruling was unsealed on March 16, 2001. The arbitrator found that there was a Pulp Mill Closure on September 1, 1999 and that KC had taken actions on site that give the right for Mobile Energy to reinstate the pulp mill Energy Services Agreement as of September 1, 1999. Mobile Energy has given notice to KC that the pulp mill Energy Services Agreement was reinstated as of September 1, 1999. The adversary proceeding against KC instituted by Debtors (described in Item I.A.b.iii) will also be reactivated. Further, on January 12, 2001, Mobile Energy filed an adversary proceeding in the Bankruptcy Court against KC seeking to avoid approximately $1.7 million in prepetition transfers made to KC by Mobile Energy. Mobile Energy contends that the transfers are avoidable as preferences under
Section 547 of the Bankruptcy Code. A trial date of May 22, 2001 has been set.

         On December 29, 2000, Mirant Services transferred its 1% equity interest in Mobile Energy to Holdings. This transfer was required under Amendment No. 1 to the Cogeneration Development Agreement ("CDAA No. 1") and has the effect of simplifying the Debtors' corporate structure. Holdings now owns 100% of the equity interest in Mobile Energy. The equity ownership of Holdings was unaffected by the transfer.


__________________________

8 KC is the successor to Kimberly Clark Tissue Company by assignment. All assets and liabilities of KCTC were assigned to KC on or about December 31, 2000. KCTC then was dissolved.


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         The Debtors filed this Application on October 16, 2000. Comments and interventions were due November 10, 2000. No comments or interventions were filed.

                  3.  Key Elements of the Second Plan

         The supporters of the Second Plan believe that the transactions proposed therein will provide the best chance to maximize recoveries to creditors and continue operations at the Energy Complex under the very difficult circumstances that existed after the pulp mill was shut down and which continue to this day. To better understand how the elements of the Plan function together, it is helpful to have a general overview of important components of the Energy Complex within the Industrial Complex. The Energy Complex currently is comprised of four power boilers, one recovery boiler, four turbine generators, two black liquor evaporator sets, various related waste treatment facilities, fuel and "liquor" storage, station control facilities and associated feedwater systems, air emissions controls, and other auxiliary systems. The combined facilities of the Energy Complex are currently designed to produce approximately 140 megawatts (gross) of electricity and approximately 2,200,000 lbs/hr of steam. In addition, the Energy Complex currently is designed to process approximately 2,750,000 lbs/day of virgin black liquor solids, although the Energy Complex has not processed any black liquor since the KCTC pulp mill ceased operations. During 1998, the Energy Complex provided 100% of the steam processing needs, and 98% of the aggregate power processing needs, of the mills, and 100% of the black liquor processing needs of the KCTC pulp mill.

         The Industrial Complex is comprised of the Energy Complex, KCTC's tissue mill, the KCTC pulp mill (which is no longer producing pulp), and the paper mill, owned by S.D. Warren Company Alabama, L.L.C. Prior to KCTC's shutdown of its pulping operations at its pulp mill, the Industrial Complex operated as a physically integrated complex that produced tissue and paper products from timber that was processed into bleached and unbleached pulp by KCTC's pulp mill. The pulp mill provided 85% of the fuel used by the Energy Complex in the form of biomass and black liquor. Following the shutdown of the pulp mill, the paper mill and the tissue mill have obtained the pulp they require from offsite sources, which is shipped to the site in dried form. Mobile Energy currently acquires all of the fuel required for the Energy Complex from offsite sources. Mobile Energy's current fuel sources are natural gas, coal and biomass.

         Under both the First Plan and the Second Plan, Southern's equity interests in Holdings will be extinguished. Under both plans, the bondholders end up as the exclusive equity interest holders in reorganized Holdings. The other claims of creditors aside from the bondholders will be treated essentially the same under both plans. Under the First Plan, the holders of debt in the Debtors were obligated to accept a substantial diminution in the face value of


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their securities, and under the Second Plan, they once again accept a substantial diminution, this time to an even greater extent than was contemplated by the First Plan.

         Because of the unwinding of the KC Settlement, the absence of the New Pulp Mill, and the dramatic increase in natural gas prices, the Second Plan focuses upon maintaining and furthering operating cost reductions in the context of continuing to provide services to those mills presently operating in the Industrial Complex (i.e., KC's tissue mill and S.D. Warren's paper mill), under the two Energy Services Agreements in force prior to the negotiation of the KC Settlement (more fully described in the First Amended Disclosure Statement attached as Exhibit A-1 hereto) and the reinstated Pulp Mill ESA. The Debtors have substantially reduced O&M costs for the Energy Complex during the Bankruptcy Cases, and believe that further cost reductions are necessary. The Debtors were required to terminate the former operator of the Energy Complex, Mirant Services (formerly known as Southern Energy Resources), by March 31, 2001. As a result, following a solicitation process OEC, an affiliate of Enron Corp., was selected as the new O&M operator to assume operation of the Energy Complex on an interim basis after March 31, 2001, pending confirmation of the Second Plan. The new operator has replaced Mirant Services and, it is expected, will implement further cost reductions.

         To help assess the merits of the business strategy incorporated in the Second Plan, two sets of projections have been filed with the Bankruptcy Court, attached hereto as Exhibits A-3 and A-4, both of which have been prepared taking into account existing O&M realities and cost reductions to be achieved by OEC. Exhibit A-3 presumes the continued operations of the tissue mill and the paper mill at current levels (the "continued operations projections"). Exhibit A-4 presumes that (i) S.D. Warren terminates the paper mill ESA and closes the paper mill; and (ii) KC curtails tissue mill operations as suggested to the Debtors by KC representatives (the "Curtailed Operations Projections"). Both exhibits show positive cash flows and thus value to the bondholders, who will be the future owners of equity interests in Holdings under the Second Plan. Both exhibits also show greater value to the bondholders under the Second Plan than they would receive in a liquidation. A copy of the Debtors' liquidation scenario is attached as Exhibit A-8. All of the projections described in this paragraph were prepared before the Debtors received the arbitration ruling. Accordingly, the projections do not include any revenue to be received by the Debtors as a consequence of the arbitration ruling, although the Debtors believe such revenues will be substantial.

         Under the Continued Operations Projections, Mobile Energy estimates that it will provide approximately 1.73 million MMBtus of steam annually to the tissue mill, and approximately 3.1 million MMBtus of steam annually to the paper mill after the Effective Date. It also is anticipated that Mobile Energy will provide approximately 369,529 megawatt hours of electricity annually to the tissue mill and approximately 201,973 megawatt hours of electricity annually to the paper mill after the Effective Date. Mobile Energy also intends to continue to sell electricity in excess of the mill owners' demands during peak periods into the wholesale market. A schematic of the Debtors' anticipated operating configuration in this scenario is attached as Exhibit A-5.

         Under the Curtailed Operations Projections, Mobile Energy estimates that it will provide 1.21 million MMBtus of steam annually to the tissue mill and zero MMBtus of steam to the paper mill after the Effective Date. Mobile Energy also anticipates that Mobile Energy will provide approximately 379,691 megawatt hours of electricity annually to the tissue mill and zero megawatt hours of electricity annually to the paper mill after the Effective Date. A schematic of the Debtors' anticipated operating configuration in this scenario is attached as Exhibit A-6.

         Further, the Second Plan contemplates that after Southern is divested of its ownership under the Second Plan, reorganized Mobile Energy will qualify as a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), thereby rendering it not a public utility under PUHCA, and Holdings and its owners will not be subject to regulation as public utility holding companies. Mobile Energy previously filed an application with the Federal Energy Regulatory Commission seeking certification as a qualifying facility as of the Effective Date of the First Plan. That application, which is still pending, will be modified to seek qualification of reorganized Mobile Energy as a qualifying facility consistent with the business plan that forms the basis of the Second Plan.

                  4.  The Cogeneration Development Agreement

         Various participants entered into the Cogeneration Development Agreement, as referenced above (the "Cogeneration Development Agreement"). Thereafter, a dramatic rise in long-term (future) natural gas prices negatively affected the economics of the Cogen Project from both the Debtors' and Mirant's point of view. Therefore, the Debtors and the Bondholder Steering Committee decided that Mobile Energy should undertake development of the Cogen Project rather than attempting to meet the conditions for Mirant to make the SEI Equity Investment (as defined in the Cogeneration Development Agreement). Toward that end, and to avoid a payment otherwise due from Mobile Energy to Mirant in the summer of 2001, the Debtors and the Bondholder Steering Committee decided to negotiate with Mirant to amend the Cogeneration Development Agreement.

         A motion was filed with the Bankruptcy Court on August 11, 2000 seeking Bankruptcy Court approval of CDAA No. 1, which approval was granted on September 1, 2000. CDAA No. 1 provides, among other things, that: (1) none of Mirant, Mirant Services, or any Affiliate thereof would make any additional equity investment in Mobile Energy or the Cogen Project; (2) upon confirmation of a plan of reorganization, Mirant's 1% ownership interest of Mobile Energy (if not


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

transferred earlier to Holdings) and Southern's ownership of Holdings will terminate and the bondholders will acquire 100% of the ownership of Holdings pursuant to the terms of the plan; (3) Mirant Services will waive the $10 million Equity Option Fee; (4) Mobile Energy will terminate the Operating Agreement no later than March 31, 2001, and Mobile Energy will pay one-half the actual cost of a retention and severance program implemented by Mirant Services up to a total of $2 million paid by Mobile Energy; (5) the Cogen Facility Mobile Energy Operating Agreement will terminate; (6) Mobile Energy will retain an option to purchase the GE combustion turbine provided by Mirant to the Debtors under the Cogeneration Development Agreement, including the rights in related agreements, upon Mobile Energy's satisfaction of the MESC Transfer Obligations (as defined in the Cogeneration Development Agreement, as amended by CDAA No. 1) other than the payment of the $10 million Equity Option Fee; (7) Mobile Energy will pay Mirant $2.9 million upon the earlier of the exercise of such option, the effective date of a plan, or July 31, 2001; (8) Mobile Energy will be allowed to use the $2.1 million held by Holdings in its tax sharing account; (9) Mirant will cause Southern to pay to the Collateral Agent, and release any claims Southern may have to, the $2.7 million that is subject to dispute under the Maintenance Plan Funding Subaccount Southern Guaranty Agreement; and (10) Mobile Energy will agree to indemnify Southern from Southern's obligations under the Mill Owner Maintenance Reserve Account Agreement, the Environmental Guaranty, and for certain income taxes on taxable income of Mobile Energy and Holdings in excess of Southern's excess loss account related to its investment in Holdings and Mirant and payments under the Long Term Service Agreement for Combined Cycle Generating Plant at MESC Electric Generating Plant. Southern, Mirant Services, and Mirant will continue to hold a first priority lien on the Debtors' assets and those of any affiliate set up to own the Cogen Project to secure performance of all obligations that may be owed to Southern, Mirant Services and Mirant under CDAA No. 1.

         Under the Cogeneration Development Agreement, Southern, Mirant and Mirant Services have only limited ongoing obligations to the Debtors. Southern's existing obligations to the owners of the tissue mill, paper mill, and pulp mill under the Environmental Guaranty entered into in December 1994 and the Mill Owner Maintenance Reserve Account Agreement entered into in August 1995 will continue. As noted in item (10) of the preceding paragraph, Mobile Energy has agreed in the Cogeneration Development Agreement to compensate Southern for any costs it incurs under either agreement. That compensation obligation is secured by a priority lien on Mobile Energy's assets. Furthermore, under the Indemnification and Insurance Matters Agreement, Mirant has agreed to indemnify Southern for any future obligations incurred under either agreement.

         Under the Cogeneration Development Agreement, Southern has agreed to compensate the Debtors for any income taxes that the Debtors have to pay on taxable income of the Debtors that is recognized after Southern takes some action to trigger the tax on its excess loss account related to its investment in Holdings, with such compensation obligation being limited to the tax owed on income equal to the amount of the excess loss account prior to its being triggered. This obligation applies only where such action by Southern causes the tax on its excess loss account to be triggered earlier than would have occurred as a result of implementation of a plan of reorganization for the Debtors, and only with respect to taxable income recognized by Mobile Energy and Holdings prior to July 31, 2001. The Debtors in turn agreed to compensate Southern for any income taxes paid by Southern or its affiliates on taxable income generated by the Debtors in excess of Southern's excess loss account related to its investment in Holdings or recognized by the Debtors after the tax on such excess loss account is triggered as a result of implementation of a plan of reorganization for the Debtors.

         Mirant Services has agreed under the Development Agreement to provide reasonable cooperation and assistance to MESC with respect to MESC's development of a cogeneration project and the restructuring of MESC and MESH. MESC will reimburse Mirant Services for the costs it incurs in providing such assistance. MESC agreed that it would repay Mirant Services for any costs it previously incurred in developing the cogeneration project for MESC by no later than July 31, 2001. Mirant Services' obligation to operate and maintain MESC's facilities under the Facility Operations and Maintenance Agreement entered into in December 1994 terminated March 31, 2001.

         Mobile Energy has contracted for Deltak to begin construction of a second major piece of equipment required for construction of the Cogen Project, a heat recovery steam generator ("HRSG"). That contract required Mobile Energy to provide, or cause to be provided, to Deltak letters of credit to secure Mobile Energy's payment to Deltak. Pursuant to the Letter of Credit Procurement Agreement between Mobile Energy and Mirant executed as of March 15, 2000 (the "LC Procurement Agreement"), Mirant has caused letters of credit to be posted in the aggregate amount of $5.5 million to secure the amounts owed by Mobile Energy to Deltak. Letters of credit of up to an aggregate of $11 million have been posted under the LC Procurement Agreement. Under the terms of the LC Procurement Agreement, Mobile Energy must provide Mirant with cash collateral equal to the letters of credit Mirant Services arranges to be provided to Deltak. Approximately $10,941,000 has either been paid to Deltak or reserved for payment as of the filing of the Second Plan. After the HRSG is completed and delivered to Mobile Energy, Mobile Energy intends to sell the HRSG if the Cogen Project does not proceed.

         On December 29, 2000, Mobile Energy exercised the option to purchase the turbine by notifying Mirant that it intended to purchase the CT. Mobile Energy must pay the full purchase price of $28 million for the CT within two days of Mirant's notifying Mobile Energy that Mirant has paid GE for the CT in order to obtain title to the turbine. If the Debtors do not pay Mirant, they do not receive the turbine and do not owe the $28 million purchase price but still owe the $2.9 million payment. If Mobile Energy does pay $28 million, Mirant will transfer the CT to Mobile Energy and Mirant will assign its remaining rights under its contract with GE for the CT to Mobile Energy. Also pursuant to CDAA No. 1, Mirant will assign to Mobile Energy Mirant's rights under the Long Term Service Agreement for Combined Cycle Generating Plant at MESC Electric Generating Plant made effective March 26, 1999 (the "LTSA") between Mirant and GEII. In addition to the $28 million purchase price for the CT, Mobile Energy will be required to pay GEII under the LTSA $3 million in 2001. Under the LTSA, Mobile Energy also will be required to pay GEII approximately $4 million per year for parts and maintenance on the CT beginning once the Cogen Project begins operations and for a term of twelve (12) years. If the turbine contract and the LTSA are assigned to Mobile Energy, Mirant will remain liable to GEII and Mobile Energy will indemnify Mirant for any cost Mirant incurs to GEII under the LTSA. All of Mobile Energy's obligations under CDAA No. 1 to Mirant will be secured by a first priority lien in favor of Mirant, Mirant Services, and Southern. Such lien in favor of Mirant, Mirant Services, and Southern may be junior to the liens of an entity that provides financing for the Cogen Project.

         The failure of Jubilee Pulp to proceed with the development of the New Pulp Mill coupled with the termination of the KCTC Settlement Agreement and the increase in natural gas prices have made it more difficult to proceed with the Cogen Project as previously contemplated. However, the Debtors are exploring the possibilities regarding the Cogen Project that they believe may maximize values to the Debtors' estates. The projections attached to the Disclosure Statement and this Amended Application as Exhibits A-3 and A-4 do not include any revenues attributable to the development of the Cogen Project; in fact, they assume that the Debtors do not obtain the CT and that they sell the HRSG. If the Cogen Project is developed, Mobile Energy expects to sell the power generated by the Cogen Project into the wholesale market.

         The CT that is the subject of the Cogeneration Development Agreement presently is being manufactured by GE. Its shipment to the Mobile facility is not anticipated until late April, 2001.

         The obligations between the participants are of various vintages, and maximum potential exposures under some of the obligations are not susceptible of quantification with a high degree of confidence. However, as to the long-term service agreement associated with the Cogen Project's development, a contract termination provision requires payment of up to $8 million upon early termination of the long-term service agreement as a consequence of a default by Mobile Energy.

         Additionally, the maximum Southern obligation concerning the excess loss account can be estimated as follows, recognizing that the balance fluctuates periodically, depending upon, inter alia, the results of operations. As of December 31, 2000 the excess loss account approximated $75 million. The federal statutory corporate income tax rate is 35%; therefore, under these circumstances, Southern's maximum potential exposure could approximate $26 million.

         The foregoing should be considered in light of Mirant's recent disaffiliation with Southern. In April 2000, Southern Company announced an initial public offering of up to 19.9 percent of Mirant Corporation - - formerly Southern Energy, Inc. - - and its intentions to spin off the remaining ownership of Mirant to Southern Company stockholders within 12 months of the initial stock offering. On October 2, 2000, Mirant completed an initial public offering of
66.7 million shares of common stock. On April 2, 2001, Southern Company made a tax-free distribution of the remaining ownership of 272 million Mirant shares.

                  5.  Treatment of Claims Under the Plan

         Generally, the bondholders under the Second Plan will receive shares in reorganized Holdings ("New Common Stock") in exchange for their claims, including their outstanding bonds. Otherwise, the treatment of claims under the Second Plan is comparable to the treatment of claims previously outlined in the Application.

                           a.  Unsecured Creditors; Others

         Under the Second Plan, the claims of the general unsecured creditors and the claims of all other creditors, except Southern and its affiliates and the bondholders, will be paid in full. The claims of unsecured creditors are approximately $431,000, without consideration of proof of claims (some of which claims have not been quantified by the claimants) from the mill owners against Debtors. Debtors are contesting the mill owners' proof of claims.

                           b.  First Mortgage Bonds

         The First Mortgage Bonds (as defined in the Second Plan) were issued by Mobile Energy on August 1, 1995, in the original principal amount of $255,210,000 due January 1, 2017 and bearing annual interest at 8.665%. All of Mobile Energy's obligations under the first mortgage bonds are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.

         Under the Second Plan, the First Mortgage Bondholder Claims are deemed Allowed Claims for purposes of the Second Plan in the aggregate principal amount outstanding under the terms of the First Mortgage Bonds, plus interest accrued and unpaid through the day immediately prior to the Effective Date, minus (i) payments made to the Indenture Trustee and/or the Collateral Agent pursuant to orders of the Bankruptcy Court, and (ii) payments made to the Indenture Trustee and/or the Collateral Agent on account of the Maintenance Plan Funding Subaccount and the First Mortgage Debt Service Reserve Account.

         Each Holder of a First Mortgage Bondholder Claim shall receive in complete settlement, satisfaction and discharge of their First Mortgage Bondholder Claims, a Pro Rata Share of 72.594% of the New Common Stock.

                           c.  Tax-Exempt Bonds

         In December, 1983, the IDB issued tax-exempt bonds to finance the construction of the Number 7 Power Boiler and certain auxiliary systems which are "solid waste disposal facilities" as such term is defined in the Internal Revenue Code and the regulations promulgated thereunder (the "Solid Waste Disposal Facilities"). In December, 1984, the IDB issued tax-exempt bonds to refund the 1983 tax-exempt bonds.

         Refunding of the 1984 tax-exempt bonds occurred in 1995 by means of tax-exempt bonds in the original principal amount of $85,000,000 scheduled to mature January 1, 2020 (the "Tax-Exempt Bonds"). Concurrently with the issuance of the Tax-Exempt Bonds, Mobile Energy entered into an Amended and Restated Lease and Agreement with respect to the Solid Waste Disposal Facilities, and its obligations thereunder are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.

         Under the Second Plan, the Tax-Exempt Bondholder Claims are deemed Allowed Claims for purposes of the Second Plan in the aggregate principal amount outstanding under the terms of the Tax-Exempt Bonds, plus interest accrued and unpaid through the day immediately prior to the Effective Date, minus (i) payments made to the Tax Exempt Trustee and/or the Collateral Agent pursuant to orders of the Bankruptcy Court, and (ii) payments made to the Tax Exempt Trustee and/or the Collateral Agent on account of a letter of credit posted with respect to the Tax-Exempt Debt Service Account and a guaranty of the Maintenance Plan Funding Subaccount.

         Each Holder of a Tax-Exempt Bondholder Claim shall receive in complete settlement, satisfaction and discharge of their Tax-Exempt Bondholder Claims, a Pro Rata Share of 27.406% of the New Common Stock.

                           d.  Southern's and its Affiliates' Claims

         As was described in the Application, Southern and its affiliates shall receive the treatment provided in the Cogeneration Development Agreement and CDAA No. 1 thereto, and in the orders of the Bankruptcy Court, in full satisfaction of their claims. The Cogeneration Development Agreement is attached hereto as Exhibit B-1.

         Generally, Southern's claims received one of two different types of treatment. Southern pre-petition claims are classified for prioritization purposes as Class 8. The estimated recovery on account of such claims is approximately 0.3%. As a reflection of that level of recovery, Southern recorded an expense of approximately $69 million in the third quarter of 1999 to write down its equity investment in Mobile Energy Services Holdings, Inc. to zero. An additional expense of approximately $10 million was recorded in the third quarter of 2000 to reflect additional liabilities under the Cogeneration Development Agreement and CDAA No. 1. No further material impact on the consolidated capitalization is expected as a result of the proposed bankruptcy settlement.

         Southern post-petition claims are assigned to Class 3. Class 3 claims shall receive 100% payment under the Second Plan.

                           e.  Post Reorganization Ownership Structure

         As was the case under the prior Plan summarized in the initial filing, the pre-petition shares of common stock issued by Holdings and held by Southern shall not receive any distributions under the Second Plan, and the shares shall be canceled and extinguished on the effective date of the Second Plan. As a consequence, Southern's pre-petition shares in Holdings would no longer have any claim to voting rights, dividends or in fact any rights with respect to Holdings. The entire equity interest in the reorganized Holdings will then be held by the existing bondholders. Holdings will continue to own 100% of the equity ownership of Mobile Energy.

                  6.  Summary of Post-Reorganization Structure

         The Debtors' proposed post-reorganization equity ownership structure is depicted in the following diagram:

                               Holders of Allowed
                        First Mortgage Bondholder Claims
                                  and Allowed
                        Tax-exempt Bondholder Claims on
                                the Record Date
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                       |
                                  Reorganized
                                    Holdings
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                       |
                                  Reorganized
                                 mobile Energy

         The First Mortgage Bonds and the Tax-Exempt Bonds will be exchanged for the New Common Stock of Holdings.

                  7. The Bondholder Steering Committee Supports Approval of the Second Plan

           The ad hoc committee of Holders of Tax-Exempt Bonds and First Mortgage Bonds has established the Bondholder Steering Committee which is comprised of certain Holders of Existing Securities as constituted from time to time and First Union National Bank (ex-officio) as Indenture Trustee and as Tax-Exempt Trustee. At certain times, the Bondholder Steering Committee has been comprised of Credit Suisse First Boston Corporation ("CSFB"), Miller Anderson & Sherrerd, LLP, and Pan American Life Insurance Company (each of which holds First Mortgage Bonds); Franklin Advisors, Inc. and Van Kampen Investment and Advisory Corp. (each of which holds Tax-Exempt Bonds); and First Union National Bank (ex officio), as Trustee for the First Mortgage Bonds and Tax-Exempt Bonds. CSFB resigned from the Bondholder Steering Committee in December 2000 but rejoined the Bondholder Steering Committee in March 2001. Franklin Advisors, Inc. resigned from the Bondholder Steering Committee in February 2001. The Bondholder Steering Committee has retained Debevoise & Plimpton, McDermott Will & Emery, and Silver, Voit and Thompson as their counsel and CIBC as their financial advisor. The Bondholder Steering Committee, which collectively hold in excess of 70% of each of the First Mortgage Bonds and the Tax-Exempt Bonds, support confirmation of the Second Plan.

         B.   Bankruptcy Court Approval Process

                  1.  General

         The Second Plan was filed with the Bankruptcy Court on February 21, 2001, along with the First Amended Disclosure Statement. Under Section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Second Plan until the Bankruptcy Court approves the First Amended Disclosure Statement as containing information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Second Plan. A hearing is scheduled with the Bankruptcy Court for April 3, 2001, to determine whether the First Amended Disclosure Statement meets the requirements of Section 1125. It is anticipated that this initial hearing will be continued pending Commission review of this Application.

         Upon receipt of requisite approval of the First Amended Disclosure Statement, the Debtors will solicit votes on the Second Plan. The solicitation process is expected to take approximately 6 weeks. After the votes are cast, a confirmation hearing will be scheduled and notice of the hearing will be provided to creditors and parties-in-interest. Creditors and parties-in-interest will have an opportunity to object to the confirmation of the Second Plan at the confirmation hearing. At the confirmation hearing, the Bankruptcy Court must determine whether the confirmation of the Second Plan meets the requirements of
Section 1129 of the Bankruptcy Code. Only if the Bankruptcy Court determines that the Second Plan meets the requirements of Section 1129, may the Bankruptcy Court confirm the Second Plan.

         In this regard, it should be noted that on February 4, 1999, an official committee of unsecured creditors (the "Committee") was appointed in the Mobile Energy and Holdings Chapter 11 cases. The Committee has not sought Bankruptcy Court approval to retain counsel or any other professionals to represent its interests. The Committee has not been actively involved in these cases.

                  2.  Feasibility

         One of the prerequisites to confirmation under Section 1129 of the Bankruptcy Code is that the Bankruptcy Court determine that a plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtors or any successor to the debtors under the plan. This is commonly referred to as the requirement that a plan be "feasible."

         The Debtors believe that the Second Plan is feasible. See Disclosure Statement, Section XV.B.2, pages 124-125. The material risks associated with the Second Plan are described in the Disclosure Statement in detail (see Section X, pages 104-112). The First Plan relied upon projections that included revenues derived from the successful completion of the Cogen Project (with significant anticipated sales of power into the wholesale market) and the New Pulp Mill, and upon a modified Energy Services Agreement with KC, the owner of the tissue mill, that placed fuel price risk on the Debtors (the existing Energy Services Agreements place fuel price risk on the respective mill owners) in order to make the payments required to service the $70 million of secured debt that the Debtors would have issued under the First Plan. As a consequence, fuel price increases, transmission capacity constraints, and Cogen Project financing risks were all discussed as risk factors in the original Disclosure Statement.

         The Second Plan converts all of the claims of the First Mortgage Bondholders and the Tax-Exempt Bondholders to equity, and the projections attached to the First Amended Disclosure Statement (i) do not include revenues from the Cogen Project or the New Pulp Mill; and (ii) assume that the existing Energy Services Agreements (which place the risk of fuel increases on the Mill Owners) remain in place. As a consequence, the discussion concerning the above risk factors has been deleted from the First amended Disclosure Statement.

         The Objection filed by S.D. Warren to the First Plan raised challenges to the feasibility of the First Plan. The revised capital structure contained in the Second Plan (i.e., the elimination of $70 million of secured debt), the Debtors' exclusion of any revenues attributable to the Cogen Project or the New

Pulp Mill in its projections and the fact that fuel costs are borne by the Mill Owners as opposed to the Debtors addresses the issues raised in the Objection and further ensures the feasibility of the Second Plan.

         The projections attached hereto as Exhibits A-3 and A-4 assume gas prices of $4.92 per MMbtu beginning in 2002 and escalating at 3% thereafter.

         As noted above, the Debtors have had two sets of projections prepared, including a set of projections that assume that S.D. Warren elects to discontinue operations at the Paper Mill without consideration of the termination payments required under the Paper Mill ESA. These projections show that the Debtors can continue to operate even if S.D. Warren elects to close its mill.9

Item 2. Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with filing of this Amended Application by Mobile Energy and Holdings are not expected to exceed $150,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Debtors.

         There are set forth below the estimated fees and expenses expected to be incurred by Debtors in connection with the entire bankruptcy cases, including without limitation the preparation of the First Plan, Second Plan, Disclosure Statement and First Amended Disclosure Statement; the prosecution of litigation with KC, and this Amended Application and related transactional documents.

Services of Cabaniss, Johnston, Gardner, et al., counsel
    to Debtors......................................................$400,000.00

Services of Andrews & Kurth L.L.P., special counsel
    to Debtors....................................................$7,500,000.00

Services of Price Waterhouse Coopers................................$900,000.00

Services of FORCAP  International Inc.............................$1,900,000.00

Miscellaneous, including filing and recording fees,
    postage, travel, telephone and other incidental expenses..........$9,000.00

Total............................................................$10,209,000.00

The foregoing fees are to be paid by or have been paid by Mobile Energy or Holdings.


_______________________________

9 As stated earlier, these projections were prepared before the arbitration award was received. Thus, they do not include the revenues that Mobile Energy expects to receive under the arbitration award. Mobile Energy believes that such revenues will be substantial. No inference should be made that the revenues from the reinstated pulp mill Energy Services Agreement are not substantial because they were not included in the financial projections that were prepared before the arbitration award was received.

Item 3.   Applicable Statutory Provisions

         A.   Summary

         Petitioners seek that authorization necessary under the Act to disseminate the Second Plan to parties in interest in order to solicit votes to approve or reject same, including the Commission's report approving the Mobile Energy Second Plan and First Amended Disclosure Statement under Section 11(g) and the rules promulgated thereunder, and any related or ancillary authorizations that may be necessary. Petitioners also seek approval of the ballots and the notice of confirmation date and objection deadline which will be sent to creditors entitled to vote on the Second Plan. The ballots and the notice of confirmation collectively are attached hereto as Exhibit A-1A.

         Petitioners, therefore, request that authorization under the Act necessary to the extent applicable to:

         (1) Obtain approval of the Second Plan;

         (2) Observe and perform (if necessary), the indemnities identified in the Second Plan, as described above, for the reasons described in Item 3, Part
B. 2, infra;

         (3) Extinguish and void the Southern Company's equity ownership interests in Holdings;

         (4) Take such other actions necessary to consummate the Second Plan;
and

         (5) Issue a Commission report under Section 11(g) of the Act.


         Petitioners request that the Commission waive the filing of a separate Form U-R-1, if otherwise applicable, since all the requisite information will be included in the Disclosure Statement and the Second Plan filed as exhibits hereto.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.420 billion, or about 53.52% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2000 ($4.522 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c)

Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Amended Application. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of December 31, 2000 was 58.1% equity10, 49.9% debt, including all non-recourse debt, and 59.2% equity and 40.8% debt, excluding all non-recourse debt.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:11


______________________

10 Excluding preferred stock and preferred securities from the equity component of Southern's consolidated capitalization, the equity component was 46.7% of total capitalization.

11 Southern's current corporate credit rating is A by S&P.

----------- ------- --------- --------- --------- --------- ---------
Company     Agency  1996      1997      1998      1999      200012
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Alabama     S&P     A+        A+        A+        A+        A
            Moody's A1        A1        A1        A1        A1
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Georgia     S&P     A+        A+        A+        A+        A
            Moody's A1        A1        A1        A1        A1
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Gulf        S&P     A+        AA-       AA-       AA-       A+
            Moody's A1        A1        A1        A1        A1
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Mississippi S&P     A+        AA-       AA-       AA-       A+
            Moody's Aa3       Aa3       Aa3       Aa3       Aa3
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Savannah    S&P     A+        AA-       AA-       AA-       A+
            Moody's A1        A1        A1        A1        A1
            Fitch   Not rated Not rated Not rated Not rated Not rated
----------- ------- --------- --------- --------- --------- ---------

         Southern's consolidated retained earnings grew on average approximately 6.1% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999, the $78 million gain on the sale of the SWEB supply business in 1999, the $80 million Mirant transaction cost in 2000, the $8 million Western Power Tax settlement in 2000, and the $10 million Mobile Energy additional write-down in 2000, the average growth would be 7.8%. In 2000, consolidated retained earnings increased $439 million, or 10.4%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.

         B.   Item-Specific Analysis

         1. Approval of the Second Plan- Sections 11(g), 11(f), 12(e), 12(f), 6(a), and 7 of the Act.

         Support of the Second Plan will be solicited in conjunction with the Bankruptcy Court proceedings. Interested parties will have an opportunity to comment, and make their positions known to the Bankruptcy Court prior to that Court's final approval of the Second Plan (see Section 11(g) of the Act).

         Further, the solicitation will involve the securities of a subsidiary company within the meaning of the Act (see Item 1, Part A.2 and 3, supra). While

______________________________

12 Although the senior secured ratings were downgraded one notch by S&P in 2000, the unsecured ratings were affirmed at A for each of the affiliated operating companies.

Applicants are not aware of any rules, regulations or orders under Section 12(e) of the Act which would be contravened by the proposed transaction, nonetheless, Applicants seek authorization under Section 12(e) as necessary. Similarly, Applicants are not aware of any rules, regulations, or orders under Section 12(f) of the Act regarding negotiations or transactions contravened by the course of negotiations between creditors, the Debtors and customers of Debtors in conjunction with the Second Plan (see supra, Item 1, Part A.2.b, 3-5) but nonetheless seek authorization under Section 12(f) as necessary. Applicants seek authorization under Section 7 of the Act necessary to issue such securities.

         Moreover, the rights of, priorities, voting power and preferences of holders of outstanding securities of Holdings will be altered under the Second Plan - - particularly, Southern's common equity interests in Holdings will be extinguished (see Item 1, Part A. 3), and new equity interests in reorganized Holdings will be issued to the holders of First Mortgage Bonds and the Tax-Exempt Bonds. Particularly, new common stock will be issued to the First Mortgage Bondholders and the Tax-Exempt Bondholders.

         Section 7(d) of the Act requires the Commission, in reviewing the issuance of new securities, to consider whether the new security is reasonably adopted to the security structure of the company issuing the security and other companies in the registered holding company system. Of course, once the Second Plan has been approved, Holdings will no longer be a member of a registered holding company system. Moreover, the issuance of the new securities is reasonably adopted to the security structure of reorganized Holdings. The new securities and other steps contemplated by the Second Plan greatly reduce the burden of debt service on the reorganized Debtors arising from the First Mortgage Bonds and the Tax-Exempt Bonds. Therefore, Debtors will become de-leveraged under the Second Plan.

         2. Indemnities and Act-Sections 12(a) and (b) and Rule 45 of the Act

         As part of the effort to develop the Cogen Project, Southern, Mirant or its predecessors, Mobile Energy and Holdings exchanged agreements to reimburse one another for certain costs (see Item 1, Part A.4. and Exhibit 1 hereto). These agreements could create liability for Southern if Southern were to trigger a deconsolidation of Holdings from the Southern tax group prior to when such a deconsolidation will occur as a result of implementation of the Second Plan. Under the Cogeneration Development Agreement, Mirant and Mirant Services (formerly SEI and Southern Energy Resources) also would be liable to reimburse Holdings and Mobile Energy for any costs they may incur arising out of their negligence or willful misconduct.

         Under the caption "Borrowing from other companies in the same system,"
Section 12(a) of the Act makes it unlawful for a registered holding company to "borrow, or receive any extension of credit or indemnity" from one of its subsidiary companies or a public utility company in the same holding company system. In like fashion, under the heading "Loans to other companies in the same system," Section 12(b) of the Act makes it unlawful for any registered holding company or subsidiary company thereof to, "lend or in any manner extend its credit to or indemnify" any company in the holding company system in contravention of Commission rules, regulations and orders. Applicants are not aware of Commission rules, regulations or orders issued under Section 12(b) of the Act that would be contravened by the Second Plan.

         The reciprocal arrangements here at issue do not involve a proposal to "borrow, or receive any extension of credit or indemnity" within the meaning of the Act and are consistent with the standards of the Act, including Sections 12(f) of the Act. Section 12 of the Act undertakes to regulate extensions of credit among subsidiaries and their registered holding company systems. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the public interest pursuant to Section 12(f) of the Act, but, Applicants respectfully submit, not Section 12(a). When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting responsibility for claims does not constitute an extension of credit and therefore does not fall within the intended ambit of Section 12(a) of the Act.

         In this instance, Mobile Energy and Holdings have little in the way of credit to confer upon Southern. Such benefit as may exist in the relationship is not the enhancement of Southern's credit by association with Mobile Energy and Holdings, nor the "milking" of the assets of Mobile Energy and Holdings by Southern.

         None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit the transactions here at issue. Section 12(a) was imposed to prohibit "upstream loans" - - loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups." 74th Congressional Commerce Interstate Commerce, Hearings on S. 1725 at 59 (April 26-29, 1935).

         With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955). The legislative history of the Act indicates a concern with public utility subsidiaries and subsidiary public utility holding companies extending their credit to a holding company. Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn directs the Commission to interpret the Act "to meet the problems and eliminate the evils" as therein enumerated.

         The provisions of the agreements here at issue are not "upstream loan[s]" as conceived by the legislative history, and therefore are not the type of transaction that Section 12(a) was designed to prevent. The Amended Application does not present the case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. It simply involves the reimbursement of Southern by Mobile Energy of certain identified forms of liability caused by Mobile Energy, and reciprocal obligations by Southern in the event its actions trigger liability for Debtors. Provisions such as those here at issue (e.g., based on environmental claims) are commonplace in arms' length commercial transactions. Indeed, as noted in the Application (Item No. I, Part A. 2.b.i.), the Commission in 1994 reviewed underlying environmental agreements between Scott and Holdings; some of the contractual obligations here at issue would not exist but for the underlying environmental agreements discussed in the Commission's 1994 order. Further, as explained supra, the tax de-consolidation agreement works both ways, making Mobile Energy one of its beneficiaries, and does not involve a unilateral conveyance to Southern of the credit stature (such as it is) of an entity filing for bankruptcy court protection. Moreover, the Cogeneration Development Agreement under which the obligations arise here has been reviewed and approved by the Bankruptcy Court following hearings; the Bankruptcy Court by statute has the obligation to determine whether the arrangement is fair and reasonable to creditors while affording the Debtors a reasonable chance to go forward.

         The Commission considers the substance of a transaction over its form.13 Southern is not receiving an "extension of credit" or borrowing money raised on the credit of the Debtors. The statute on its face is focused on "loans," "borrowing," an "extension of credit" and the like. Southern will merely receive payment of liability it incurs to a third party from claims caused by Mobile Energy or Holdings and the latter subsidiaries obtain comparable rights from Southern. Moreover, the reciprocal agreements here at issue hasten the day when Debtors will become disaffiliated from Southern, help untangle the network of obligations and exposure Southern experiences under the



_________________________________


13 See Mississippi Valley Generating Company, supra, HCAR No. 12794, 1955 SEC LEXIS 450. In the Southern Company, HCAR No. 27134 (February 9, 2000) the Commission recently applied this principle in order to approve a financing subsidiary structured to permit Southern to engage in trust preferred and debt financing. In administering the accounting provisions of the Act, the Commission adheres to the precept that the substance of a transaction, and not its form, should control. See Accounting Treatment of Leases, HCAR No. 17772 (November 17,
1979). Similarly, despite the apparently absolute requirement under Section 9(a)(2) of the Act concerning approval of the acquisition of securities of public utilities, when the substance of the transaction has involved an acquisition of public-utility assets otherwise authorized under the Act, the Commission has looked to the substance instead of adhering to the form. See New England Electric System, HCAR No. 18254, text at n. 11 (January 11, 1974) ("the acquisition of stock is simply a method of transferring title to the assets").

present arrangements, and thus hasten the day when even the theoretical concern of abusive loans to the holding company will no longer be a concern.

         As described in this Amended Application and in the Application, Southern is in the process of extracting itself from a wide-ranging series of obligations to the bankrupt entities. These obligations arose from Southern's various roles, inter alia, as equity interest owner and as party to the Cogeneration Development Agreement and CDAA No. 1. For instance, under the Cogeneration Development Agreement (prior to its amendment) Mirant would have had the obligation to make a significant additional equity investment if called upon by the bondholders under certain conditions which investment would have had to be made through Southern. The process of reducing Southern's exposures arising from its various roles has been a continuous one that has evolved through negotiations with the bondholders and others. Southern's present obligations result from bargaining among stakeholders, and is not the product of a unilateral determination by Southern of what is appropriate. Thus, when viewed as part of the process of reducing potential claims upon Southern based upon its roles as, inter alia, equity interest owner, project development participant, potential financier, facilities operator, etc., the current level of obligations represents a substantial reduction in the scope of exposures and obligations. Southern's ability to transition out of its historical roles and exit as an active participant from day-to-day business operations of bankrupt entities is conditioned by compliance with the remaining, much-reduced level of obligations that were negotiated with the bondholders. In this unique historical environment, the foregoing limited obligations are a reasonable and commercially-dictated means of transitioning Southern out of its prior, much more expansive obligations and exposures.

         3. Extinguishment and Voiding of Southern's Equity Interest in Holdings -Sections 12(d) and 2(23) of the Act

         The Second Plan specifies that Southern's equity interests in Holdings will be extinguished. Section 12(d) of the Act makes it unlawful for any registered holding company to "sell" any security which it owns in any public utility company, in contravention of Commission rules, regulations or orders. Authorization would be necessary under the presumption that one will "sell" a security for jurisdictional purposes by extinguishing its existence and is requested to that extent.

         4. Take such other action as is necessary to consummate the Second Plan-Commission Rule 64

         Rule 64 provides that any application for approval of a plan of reorganization under Section 11 of the Act shall be deemed to include all applications and declarations under the Act otherwise required as to any action necessary to consummate such plan. 17 C.F.R. ss. 250.64 (2000). As is evident from the foregoing, the Second Plan involves multiple aspects. The discussion of Sections 11, et al. of the Act, in Item 3.B.2, supra, describes important aspects of the Second Plan.

         5. Issuance of a Commission Report Under Section 11(g) of the Act.

         Section 11(g) of the Act provides the circumstances under which a plan of reorganization is to be accompanied by a report on the plan made by the Commission. As noted supra in the discussion of Section 11 of the Act, the Applicants will be soliciting the votes of interested parties entitled to vote on the Second Plan. Applicants respectfully request that any report issued by the Commission concerning the Second Plan determine that the Second Plan does not contravene portions of the Act or regulations issued thereunder, and is fair to investors, as summarized in the following section.

         C.   Macro Analysis

         The Second Plan and related transactions are reasonable - indeed the best option available - under the difficult circumstances surrounding the interested parties. In summary, the Second Plan provides benefits to diverse, in some circumstances adverse, economic interests with a stake in Debtors' future viability. For example, the Second Plan is fair to investors in Southern and to Southern itself, will simplify Southern's holding company structure, free Southern's management from significant commitments of time to the Debtors' affairs, and eliminate or minimize the burden upon Southern of a number of significant contingent liabilities. The Debtors will be permitted to go forward with a business plan that presents the opportunity for continued operations, eliminating the debt burden associated with the First Mortgage Bonds and Tax-Exempt Bonds as described above and without regulatory obligations occasioned by Southern's ownership of equity interests in Holdings. Bondholders, over 70% of which support the Second Plan, can potentially experience significantly better recovery under the Second Plan than under liquidation, and will obtain the entire equity ownership of Holdings, thus enhancing their ability to affect management of Holdings and Mobile Energy. Customers at the facility will have a supplier of electric and steam processing services with a lower level of indebtedness to service.

         Additionally, once the disaffiliation of Southern and Holdings occurs, Holdings and Mobile Energy will no longer be able to use Southern Company Services ("SCS"). Like certain other holding company structures, Southern utilizes a service company to capture efficiencies by performing tasks common to multiple operating affiliates. Holdings and Mobile Energy have not utilized SCS to any material extent, and terminating their access is both consistent with their anticipated non-affiliated status and reduces potential claims upon, and distractions to the central mission of, SCS.

         Southern as an investor in Holdings has devoted significant resources and time to the enterprise during the course of its investment, which level of commitment can be radically reduced upon successful implementation of the Second Plan. The Second Plan also allows Southern to obtain reimbursement from Mobile Energy secured by a first priority lien on Mobile Energy's assets for approximately $19 million of contingent obligations related to guarantees Southern has previously provided of Mobile Energy's obligations. Particularly, Southern at present is obligated to guarantee Mobile Energy's separate bi-lateral agreements with mill owners entered into during 1994 whereby Mobile Energy will indemnify the mill owners for environmental damage under certain circumstances with such guarantee capped at $15 million in 1994 dollars. See,
Item 1, Part A. 2. b. supra. At present, that contingent exposure can approximate $17 million, reflecting adjustments to update the figure for the effects of inflation. Additionally, under a separate agreement with Mobile Energy and the owners of these mills, Southern guarantees Mobile Energy's obligation to provide $2 million to a maintenance fund in the event Mobile Energy's failure to perform results in the exercise by the mill owners of certain rights they hold to step in and operate the Energy Complex. Under the Cogeneration Development Agreement, Southern is indemnified by Mobile Energy against costs it incurs under these contingent obligations with such indemnity secured by a first priority lien on Mobile Energy's assets. Furthermore, under the Indemnification and Insurance Matters Agreement, Mirant has agreed to indemnify Southern for any future obligations incurred under such guarantees.

         The same conclusion applies if the Second Plan is analyzed from the perspective of Southern's investors. Southern's contingent risk exposure is reduced under the Second Plan, as described above. Southern previously has written off the cost (i.e., $75 million) of its Holdings common equity. No further write-off by Southern for its Holdings equity interests is necessary. Consequently, implementation of the Second Plan produces no additional change in Southern's balance sheets. Moreover, the Second Plan, and the Cogeneration Development Agreement and CDAA No. 1, allow Mirant to be reimbursed for liability under a contract between Mirant and GE involving the fabrication of the new combustion turbine and a long term service agreement between Mirant and GEII related to that turbine, which agreements will be assigned to Mobile Energy if it exercises its option under the Cogeneration Development Agreement to purchase that turbine. Mirant will remain liable under the contracts with GE and GEII for the non-performance by Mobile Energy of the assigned contract obligations. Potential obligations for Mirant under the GEII contract could amount to $8 million.

         Bondholders have good reason to support the Second Plan as well. Prior to the closing of the pulp mill, the Debtors generated sufficient cash to make the annual payments totaling approximately $36 million that were required to service the pre-petition bondholder debt (which had an outstanding balance of approximately $300 million as of the petition date). However, now that the pulp mill has ceased operations, revenues attributable to pulp mill operations (which accounted for approximately one-half of the Debtors' revenues) no longer are being received. Moreover, as noted above, the inexpensive source of fuel for Mobile Energy in the form of biomass and black liquor also was lost when the pulp mill shut down, increasing Mobile Energy's variable operating costs on a unit basis, and commensurately reducing the portion of the cash stream that would remain available to service debt costs. The Debtors are unable to make the payments required under the existing bonds and, absent reconfiguring their operations and reducing operating costs, are unable to operate at a profit. Under the Second Plan and related transactions, by virtue of reducing costs, reconfiguring operations and converting the existing bonds into equity, the Debtors have a better opportunity to generate cash available for distributions to equity. In addition, this capital structure enables the Debtors to continue operations without being in default even if S.D. Warren chooses to close its paper mill, which would not be the case absent this restructure. In other words, the Second Plan presents the bondholders with the potential for continued operations and a greater recovery compared to the scenario without the Second Plan. Based upon an analysis contained in the First Amended Disclosure Statement (see pp. 112-114 thereof), proponents of the Second Plan believe that creditors will receive as much or more under the Second Plan as they would have received in a Chapter 7 liquidation.

         Finally, Debtors' long-term debt obligations and the cost of servicing that debt will be greatly reduced; entities whose prior ownership of Mobile Energy consisted solely of fixed rate debt now will accept equity interests in Mobile Energy's parent, Holdings, reducing inflexible financial payment obligations to them by Mobile Energy. The Debtors' business also will benefit from reduced regulatory burdens associated with the Second Plan (e.g., the cessation of Southern's ownership interest; qualifying facility status).

         Consequently, the Second Plan and related transactions represent the best opportunity, given the facts, for the participants to go forward and obtain value, or minimize exposure, in admittedly challenging circumstances.

Item 4.   Regulatory Approval

         a. Authorization for a change in the indirect ownership of Mobile Energy (via the receipt by the bondholders of equity ownership interests in Holdings) has been received from the Federal Energy Regulatory Commission under Federal Power Act ("FPA") Section 203. Aside from FPA Section 203 authorization, to Applicants' knowledge, consistent with the opinions expressed in Exhibit F hereto, no other state or federal regulatory authorization is necessary in order to implement the transactions contemplated by the Second Plan.

         b. See (a). Approval of the Bankruptcy Court is being sought for the Second Plan; further, obtaining a determination that existing electric generation facilities constitute qualifying facilities for purposes of PURPA, as well as determinations concerning the Cogen Project, may involve regulatory determinations from or filings with FERC.

Item 5.   Procedure

         (a) It is respectfully requested that the Commission issue its notice with respect to the transactions proposed herein no later than April 12, 2001 and its order as soon as practicable thereafter.

         Debtors hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's order and the date on which it is to become effective.

         The Debtors hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's orders be issued as soon as possible. A form of amended notice suitable for publication in the Federal Register is attached hereto as Exhibit H.

         To the extent required, the Debtors respectfully request the Commission's approval, pursuant to this Amended Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 above or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than May 31, 2001. Additionally, the Debtors (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

         Applicants also respectfully request that with respect to 17 C.F.R. ss. 250.24(c)(1)(2000), instead of requiring that transactions authorized by the Commission be consummated within 60 days, the Commission exercise the discretion vested in it by that provision and authorize consummation within such time as is necessary therefor. As the foregoing Amended Application attests, the factual pattern and the bankruptcy process renders consummation of the Second Plan cumbersome and time-consuming. Rather than further burdening the Commission with another review process in the event that consummation of the Second Plan is not completed within the precise 60 day limit, Applicants respectfully request that the Commission authorize the transactions contemplated by the Second Plan to be completed in such time frame as is necessary to successfully complete the transactions.

Item 6. Exhibits and Financial Statements

         Asterisked (*) items are to be filed by subsequent amendment.

                           a.  EXHIBITS

                           A-1 First Amended Disclosure Statement (without exhibits)

                           A-1A     Ballots and Notice of Confirmation

                           A-2      Second Plan

                           A-3      Continued Operations Projections

                           A-4      Curtailed Operations Projections

                           A-5      Plant Schematic (with S.D. Warren)

                           A-6      Plant Schematic (KC only)

                           A-7      Common Services chart

                           A-8      Liquidation Analysis

                           B-1      MESC Cogeneration Development Agreement

                           B-2      CDAA No. 1

                           E-1      Site Map (paper copy)

                           E-2      Map of Energy Complex (paper copy)

                           F        Opinions of Counsel*

                           H Form of Notice Suitable for Publication in the Federal Register

                           I.       Summary of Pertinent Indemnities

                           J.       '99 /'00 Income Statement and Budget for
                                    2001



                           b.  FINANCIAL STATEMENTS

                            (1)     Mobile Energy and Holdings

                                    a. Balance Sheets of Mobile Energy Services
                           Company, L.L.C. and Mobile Energy Services Holdings Inc. as of January 31, 2001, and pro forma as of July 31, 2001.

                                    b. Income Statements of Mobile Energy
                           Services Company, L.L.C. and Mobile Energy Services Holdings Inc. as of January 31, 2001, and pro forma as of July 31, 2001.

                           (2)   Southern Company

                               Consolidated balance sheet of The Southern
                               Company and its subsidiaries at December 31, 2000. (Designated in Southern's Form 10-K for the year ended December 31, 2000, File No. 1-3526.)

                               Consolidated statements of income and cash flows for The Southern Company and its subsidiaries for the year ended December 31, 2000. (Designated in Southern's Form 10-K for the year ended December 31, 2000, File No. 1-3526.)

                               Since December 31, 2000, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Subsidiaries or of The Southern Company and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

Item 7.   Information as to Environmental Effects

         a. The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         b. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



         [THIS PAGE LEFT INTENTIONALLY BLANK]

Signatures

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned who are duly authorized.

         MOBILE ENERGY SERVICES COMPANY, L.L.C.
         1155 Perimeter Center West
         Atlanta, GA 30338

         By:      MOBILE ENERGY SERVICES HOLDINGS, INC.
         Its:     MANAGING MEMBER

         By:      /s/David Rozier
         Its:     Vice President


         MOBILE ENERGY SERVICES HOLDINGS, INC.
         1155 Perimeter Center West
         Atlanta, GA 30338

         By:      /s/David Rozier
         Its:     Vice President


         THE SOUTHERN COMPANY
         270 Peachtree Street
         Atlanta, GA 30303

         By:
                  /s/Tommy Chisholm
         Its:     Secretary